November 12, 2010
VIA EDGAR/US MAIL
United States Securities & Exchange Commission Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-5546
Attention: Linda Cvrkel

Re: Fuel Systems Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 8, 2010; File No. 001-32999

Dear Ms. Cvrkel:

This letter responds to the written comments received from staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on November 2, 2010 regarding the annual report on Form 10-K of Fuel Systems Solutions, Inc. ("Fuel Systems" or the "Company") for the fiscal year ended December 31, 2009. We attempted to adjust the disclosures in our September 30, 2010 Form 10-Q to incorporate as many comments as possible, however due to the date we received this comment letter, we were not able to address all comments in the 10-Q. For those comments not addressed in our current filing, we will address in future filings. The responses below correspond to the captions and numbers of the comments in your letter which are reproduced below in bold.

Annual Report on Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis of Financial Conditions and Results of Operations - Results of Operations, page 23

  Please revise future filings to discuss and analyze both revenue and cost of revenue separately for each segment. Also, please expand your discussion of operating income by segment to quantify and discuss the changes in the significant cost components included in selling, general and administrative expense, and research and development expense.

  Response:

  In response to the staff's comments beginning with our Annual Report on Form 10-K for the year ended December 31, 2010, we will enhance our MD&A disclosure to contain analyses of both revenue and cost of revenue for each segment. In addition we will also expand our discussion of operating income to include the significant cost components included in selling, general and administrative expenses as well as research and development expense.

  Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 33

  We note that you have identified foreign currency risk as one of your market risks. Please revise your discussion of foreign currency risk in futures filings to use one of the three alternative disclosures set forth in Item 305 of Regulation SK.

  Response:

  In response to the staff's comments beginning with our Annual Report on Form 10-K for the year ended December 31, 2010, we will revise our discussion of foreign currency risk to use one of the three alternative disclosures set forth in Item 305 of Regulation SK ( sensitivity analysis) in a manner similar to that shown below.

  We operate on a global basis and are exposed to currency fluctuations related to the manufacture, assemble and sale of our products in currencies other than the U.S. Dollar. The major foreign currencies involve the markets in the European Union, Argentina, Australia and Canada. Movements in currency exchange rates may affect the translated value of our earnings and cash flow associated with out foreign operations as well as the translation of the net asset or liability positions that are denominated in foreign currencies. In countries outside of the United States, we generally generate revenues and incur operating expenses denominated in local currencies. These revenue and expenses are translated using the average rates during the period in which they are recognized and are impacted by changes in currency exchange rates. We monitor this risk and attempt to minimize the exposure to our net results through the management of cash disbursements in local currencies. We mitigate our foreign currency economic risk by minimizing our U.S Dollar investment in foreign operations using foreign currency term loans to finance the operations of our foreign subsidiaries.

  We prepared sensitivity analyses to determine the impact of hypothetical changes foreign currency exchange rates have on the Company's results of operations. The foreign currency rate analysis assumed a uniform movement in currencies by 10% relative to the U.S. Dollar on the Company's results. Based upon the results of these analyses, a 10% change in currency rates would have resulted in an increase or decrease in our earnings for the year ended December 31, 2010 by approximately $XXX.

  Audited Financial Statements
  Balance Sheet, page F-4

  We note that your accounts receivable balance has almost doubled between December 31, 2008 and 2009, however, your allowance for doubtful accounts did not similarly increase and in fact, it decreased during 2009. Please explain to us the reason for this significant increase in accounts receivable and explain why you believe the allowance for doubtful accounts is adequate at December 31, 2009.

  Response:

  The increase in accounts receivable as of December 31, 2009 compared to December 31, 2008 was primarily due to the increase in our sales of post-production OEM ("DOEM") conversions in our BRC operating segment. The increase in sales was driven primarily by the Italian Government incentives which were set to expire on March 31, 2010. Total DOEM conversions in 2009 were approximately 184,000 compared to 58,000 in 2008. More specifically, conversions in Q4 2009 were 67,000 compared to 24,000 conversions in Q4 2008.

  Most of our DOEM customers represent large auto manufacturers. While some of these manufacturers have experienced financial problems, we historically have not experienced any collection issues. These customers have historically paid their invoices in a timely fashion and continue to do so. Subsequent cash collections through the date of our filing as well as after provide further support of this fact. As a result, at June 30, 2010 our accounts receivable balance had decreased to approximately $76 million which is similar to the accounts receivable balance at December 31, 2008. Therefore we believe the allowance for doubtful accounts is adequate at December 31, 2009.

  Note 2. Acquisitions, page F-11

  Acquisition of Distribuidora Shopping S.A., page F-11

  We note your disclosure of the $17.5 million purchase of Distribuidora Shopping includes $9.9 million of shares of common stock. Please tell us, and disclose in the notes to the financial statements in future filings, the method used to determine the fair value of the 322,800 share of stock issues. See guidance in ASC 805-30-50-1(b).

  Response:

  ASC 805-30-30-07 prescribes that "the consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree, and the equity interests issued by the acquirer." The fair value of our common stock was determined in accordance with the fair value standard as prescribed in ASC 820. Specifically, we used the market approach (i.e. closing price of our stock) on the date the transaction closed.

  In future filings and as included in our Form 10-Q for the quarter ended September 30, 2010, we will expand our disclosure of the method used to determine the fair value of the 322,800 shares of stock issued.

  We note that your disclosure of the purchase price allocation of Distribuidora includes a line item for total tangible assets, including cash of $96. Please tell us, and revise your disclosure in future filings to disclose, the amounts recognized for each major class of assets acquired, as well as for liabilities assumed. See ASC 805-20-50-1(c). Similarly, please tell us and disclose the nature and amount of major classes and liabilities acquired in the Teleflex Power Systems business. Also, for any acquired receivables of either Distribuidora Shopping or Teleflex, please disclose the fair value of the receivables, the gross contractual amount of the receivables, and the best estimate of any contractual cash flows not expected to be collected. See ASC 805-20-50-1(b).

  Response:

  In response to the Staff's comment, as it relates to purchase price allocation in future filings and as included in our Form 10-Q for the quarter ended September 30, 2010, we will expand our disclosure of the amounts recognized for each major class of assets acquired and liabilities assumed in a manner similar to that shown below:

  Distribuidora acquisition - allocation of purchase price table (change as follows):
Cash	96
Accounts receivable	1,253
Inventory	6,771
PP&E	2,685
Other assets	1,613
Intangible assets subject to amortization	7,370
Goodwill	9,198
Total assets acquired	28,986
Less:
Accounts payable	2,560
Accrued liabilities	1,259
Deferred tax liability	3,243
Short-term debt	4,062
Other long-term liabilities	298
Total liabilities assumed	11,422
Total net assets acquired	17,564

Teleflex Power Systems business acquisition - allocation of purchase price table (change as follows):

Cash	376
Accounts receivable	7,932
Inventory	11,733
PP&E	4,183
Other assets	1,594
Intangible assets subject to amortization	6,464
Goodwill	2,837
Total assets acquired	35,119
Less:
Accounts payable	7,579
Accrued liabilities	11,553
Other long-term liabilities	987
Total liabilities assumed	20,119
Total net assets acquired	15,000

  In future filings and as included in our Form 10-Q for the quarter ended September 30, 2010, we will also expand our disclosure of any acquired receivables for Distribuidora Shopping and Teleflex Power Systems business to include the fair value and gross contractual amount of the receivables as well as the best estimate of any contractual cash flows not expected to collected in a manner similar to that shown below.

  Distribuidora Shopping disclosure:

  The fair value of the receivables acquired is $1.3 million while the gross contractual amount of these receivables is approximately $1.4 million. The Company has estimated that approximately $0.1 million of the contractual cash flows will not be collected.

  Teleflex Power Systems Business disclosure:

  The estimated fair value of the receivables acquired is $7.9 million while the gross contractual amount of these receivables is approximately $9.5 million. The Company has estimated that approximately $1.6 million of the contractual cash flows will not be collected.

  Purchase of Remaining 50% Interest in WMTM, page F-12

  We note that you calculated the difference between the carrying value and the fair value of the previously held interest in WMTM as a $1.4 million gain. Please tell us the amount of the acquisition-date fair value of the equity interest in WMTM held by you immediately before the acquisition date. Also, please explain to us how you calculated or determined the fair value of the previously held equity interest and tell us why you believe it appropriately resulted in a gain. See ASC 805-10-50-2(g).

  Response:

  Prior to the acquisition, we owned 50% of WMTM and accounted for this investment under the equity method. As a result of accumulated losses at WMTM the value of our investment had been reduced to zero in the fourth quarter 2006. We determined the fair value of WMTM prior to the acquisition through the review of recoverable assets as well as the contractual liabilities. This review included analyzing the collectability of accounts receivable as well as valuing inventory at its net realizable value. Through this process, we estimated the fair value of our 50% equity interest in WMTM to be approximately $1.6 million.

  A step acquisition occurs when a shareholder obtains control over an entity by acquiring an additional interest in that entity. The acquirer's previously held equity interest is remeasured to fair value at the date the controlling interest is acquired. Any difference between the carrying value and the fair value of the previously held equity interest is recognized as a gain or loss in the income statement [ASC 805-10-25-10]. This remeasurement is likely to result in the recognition of gains, since companies are required to periodically evaluate their investments for impairment. As our previously held equity interest was already written down to zero, we recorded a $1.6 million gain. However the purchase price for the remaining 50% equity interest in WMTM exceed the fair value of the net assets acquired by approximately $200K. We did not anticipate that WMTM would generate a profit for the foreseeable future and thus the de minimus remaining purchase price of $200K was adjusted against the gain recognized.

  Acquisition of Teleflex Incorporated's Power Systems Business, page F-12

  We note your disclosure of pro forma information related to the acquisition of the Teleflex Power Systems business. Please tell us the amounts of revenue and earnings of Teleflex's Power Systems business since the acquisition date that have been included in the consolidated income statement for the year ended December 31, 2009. See ASC 805-10-50-2(h). Also, we note your disclosure earlier in Note 2 that the acquisition of Distribuidora Shopping was a non-material business combination and as such pro forma disclosures are note presented. However, in light of the fact that together it appears that Distribuidora Shopping, Teleflex and WMTM are material acquisitions in the aggregate, we would expect to see the disclosures required by 805-20-50-2 for these acquisitions, in the aggregate. Please revise future filings as appropriate. Refer to the guidance outlined in ASC 805-10-50-3.

  Response:

  The total amount of revenues and losses of the Teleflex Power Systems Business since the acquisition date that have been included in the consolidated income statement for the year ended December 31, 2009 was $18.8 million and $2.1 million respectively. We will revise future filings as well as include in our Form 10-Q for the quarter ended September 30, 2010 to reflect the above disclosure.

  During 2009, we had determined that the Teleflex Power Systems Business was a material acquisition and included the required disclosures in our Annual Report on Form 10-K for the year ended December 31, 2009 in accordance with ASC 805-10-50-2. Since we had determined that the Teleflex Power System Business was material, we then examined the acquisitions of Distribuidora Shopping and WMTM to determine if similar disclosures would be required. ASC 805-20-50-2 and ASC 805-10-50-3 state that for individually immaterial business combinations occurring during the reporting period that are material collectively, we should disclose the information required by (e) through (h) in ASC 805-10-50-2 in the aggregate. We determined that both Distribuidora Shopping and WMTM acquisitions were immaterial individually as well as in the aggregate. As a result, we determined that disclosures required by (e) through (h) in ASC 805-10-50-2 were not required.

  Note 6. Goodwill and Intangibles, page F-16

  We note your disclosure during 2008 you recorded an impairment charge of $3.9 million to fully impair IMPCO Australia's goodwill balance. Please explain to us why this goodwill impairment was recorded in the BRC segment, rather than the IMPCO segment.

  Response:

  In an effort to more appropriately align the structure and business activities of Fuel Systems into our two operating segments and consistent with the method in which our CODM evaluates the business, on July 17, 2008 IMPCO sold its subsidiary IMPCO Australia to BRC. The Consolidated results for the Company were not impacted, but the Company began reporting IMPCO Australia within its BRC operation segment in the third quarter of 2008. For comparison purposes, the previously reported financial information by operating segment includes the reclassification of the IMPCO Australia's operations which include the impairment of the goodwill within the BRC operating segment.

  Note 14. Commitments and Contingencies
  Deferred Compensation Plan, F-28

  We note that the value of the common stock invested in the deferred compensation plan is recorded as a liability at market value on the balance sheet and any changes in the market value are recorded in selling, general and administrative expense. Please revise future filings to include the fair value disclosures set forth in ASC 820-10-50 related to this liability measured at fair value on a recurring basis.

  Response:

  The Company accounts for assets and liabilities recognized or disclosed at fair value on a recurring basis. The FASB's authoritative guidance clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. This standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. This standard establishes market or observable inputs as the preferred source of fair value, followed by assumptions based on hypothetical transactions in the absence of market inputs.

  The valuation techniques required by this standard are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described below with Level 1 having the highest priority and Level 3 having the lowest priority.

  Level 1 Fair value is determined based upon closing prices for identical instruments that are traded on active exchanges.

  Level 2 Fair value is determined based upon quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations whose inputs are observable or whose significant value drivers are observable.

  Level 3 Fair value is determined based upon significant inputs to the valuation model that are unobservable.

  At September 30, 2010 and December 31, 2009, the assets under the plan, included in other assets, were $0.9 million and $1.2 million, respectively. At September 30, 2010 and December 31, 2009 the liabilities under the plan were $1.4 million and $1.8 million, respectively. In light of the fact that these amounts represent our only investments and the investments are immaterial, we determined the disclosures under ASC 820-10-50 to be unnecessary. However, in the future if the investments are deemed material we will provide the appropriate disclosure under ASC 820.

  Form 10-Q for the Quarter Ended June 30, 2010

  Note 6. Equity Investments, page 9

  We note that during the first quarter 2010 you acquired indirect control of the Board of Directors of MTE, an equity method investee, and therefore began to consolidate the investment. Please explain to us in more detail why you believe consolidation is appropriate. As part of your response, please tell us the percentage of your ownership interest in MTE and also explain to us whether you have obtained direct or indirect control over the voting interest in MTE. Also, please explain in further detail how the two board members elected to MTE's Board of Directors in February 2010 are related to the Company.

  Response:

  Prior to the consolidation of MTE, our ownership percentage in MTE was 50%. Prior to February 2010, MTE had only three members on its Board of Directors that each held a 33.3% voting interest in MTE, which represented the only voting interests in MTE. One of the Board of Directors of MTE was (and continues to be) an employee of the Company. As result, the Company possessed an indirect control over the voting interest in MTE of approximately 33.3%. In February the Board of Directors of MTE was expanded from three members to five members. All members were given equal voting interest in MTE of approximately 20%. The two new members selected to MTE's Board of Directors included one employee of the Company and one member of the Board of Directors of the Company. As a result, the Company's indirect control over the voting interest in MTE is 60%. Based upon this fact, in accordance with ASC 810-10-15-8, we determined the consolidation of MTE was appropriate.

  Note 18. Subsequent Events, page 18

  We note your disclosure that subsequent to the quarter ended June 30, 2010 you entered into an asset purchase agreement to acquire Productive Concepts International LLC's alternative fuel vehicle business. Please note that ASC 805-30-50-3 requires that you disclose the information in ASC 805-30-50-1 unless the initial accounting for the business combination is incomplete at the time the financial statements are issued. In that situation, you should describe which disclosures could not be made and the reason why they could not be made. Please revise future filings accordingly.

  Response:

  In response to the Staff's comment, in future filings and as included in our Form 10-Q for the quarter ended September 30, 2010, we will expand our disclosure of the Product Concepts International LLC's alternative fuel vehicle business in a manner substantially similar to that shown below.

  Acquisition of Productive Concepts International LLC

  On September 2, 2010, the Company acquired Productive Concepts International LLC's alternative fuel vehicle business ("PCI") for an estimated transaction value of approximately $14.7 million including $975,000 in assumed debt. Based in Union City, Indiana, PCI is a specialized vehicle modification and value-added systems integrator for a variety of alternative fuel applications including hybrid, CNG, propane and dual-fuel diesel. The Company paid $7.7 million at closing, with an additional cash payment of $4.0 million payable upon achievement of a system installation volume milestone prior to December 31, 2011. Further performance payments of up to $20 million in Fuel Systems Solutions stock may be made in the future based on achievement of 2011 and 2012 revenue targets. As a result we will determine the estimated fair value of the performance payments based upon the probability of achieving the necessary results for the performance to be earned. Upon finalization of the purchase price of the PCI transaction (including the valuation of the performance payments), any subsequent changes to the fair value of the contingent consideration will be recognized in earnings until the contingent consideration arrangement has been settled. As of the closing date of the acquisition, the PCI contingent consideration was assigned a preliminary fair value of approximately $7.0 million of which $4.0 million is in escrow and classified in other current assets in the Condensed Consolidated Balance Sheet on September 30, 2010. The results of operations of PCI have been included in the accompanying consolidated statements of operations from the date of acquisition within the IMPCO operating segment.

  The purchase price has been allocated based on management's preliminary estimates as follows (in thousands):

Total tangible assets	$ 993
Intangible assets subject to amortization	5,500
Goodwill	8,275
Total assets acquired	14,768
Less: total liabilities (including contingent consideration)	(7,106)
Total net assets recorded	$ 7,662

  Of the $5.5 million of acquired intangible assets, the entire amount relates to customer relationships with a useful life of approximately 10 years. The continued development of the U.S. alternative fuel vehicle market as well as potential legislative changes impacting this market were among the factors that contributed to a purchase price resulting in the recognition of goodwill of $8.3 million. The acquired goodwill is deductible for tax purposes. The above purchase price has been allocated based on an estimate of the fair values of assets acquired and liabilities assumed. The Company is in the process of finalizing its valuations of certain intangible assets as well as the contingent consideration; thus the value of the consideration paid and allocation of the purchase price is subject to refinement.

  The Company has determined that the acquisition of PCI was a non-material business combination. As such, pro forma disclosures are not required and are not presented within this filing.

  We note from your disclosure that as part of the PCI transaction, further performance payments of up to $20 million, in the Company's stock, may be made in the future based on achievement of 2011 and 2012 revenue targets. Please tell us, and disclose in future filings, how you intend to account for these performance payments if the revenue targets are met.

  Response:

  We determined that the further performance payments qualify as contingent consideration in a business combination in accordance with ASC 805-10-55-24. As a result we will determine the estimated fair value of the performance payments based upon the probability of achieving the necessary results for the performance to be earned. Upon finalization of the purchase price of the PCI transaction (including the valuation of the performance payments), any subsequent changes to the fair value of the contingent consideration will be recognized in earnings until the contingent consideration arrangement has been settled.

  In response to the Staff's comment, in future filings and as included in our Form 10-Q for the quarter ended September 30, 2010, we will expand our disclosure (discussed in response to #11 above) to discuss how we intend to account for these performance payments.

  Certifications, Exhibits 31.1 and31.2

  In future filings, please revise to conform the language of the certifications exactly to that set forth in Item 601(b)(31) of Regulation S-K. In the regard, please revise the second paragraph to refer to "this report," as opposed to "this annual report."

  Response:

  We will amend future filings to reflect the appropriate terminology "this report".

  Definitive Proxy Statement of Schedule 14A

  General

  We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

  Response:

  Disclosure in response to Item 402(s) of Regulation S-K was not included in our proxy statement on Schedule 14A because we have determined that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company. We reached this conclusion by way of a review of the design and operation of our compensation policies and practices, including incentive compensation arrangements for our named executive officers and for all employees. We conducted this review in connection with the preparation of our Compensation Discussion & Analysis. The vast majority of the Company's compensation of employees consists of base salary and the opportunity to receive an annual bonus in the form of cash and/or restricted stock under our 2006 and 2009 Incentive Bonus Plans. The annual bonus is only a small fraction of base salary. More significantly, the bonus, whether paid in cash or restricted stock, is awarded from a bonus pool which is based upon financial metrics, including small percentages of revenue, operating profit and net profit, of each of the Company's two operating segments. As the metrics are based on Company and segment performance and awards from the bonus pool generally are divided among participants in proportion to relative base salary, the Compensation Committee does not believe they are subject to manipulation by individual Company employees or engender risk to the Company. The Company currently does not award stock options. The Audit Committee reviewed and agreed with the assessment of the Compensation Committee that any risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company.

  Engagement of a Compensation Consultant, page 21

  We note that you target total compensation for your executives at or below the median of your competitive marketplace for executive talent. In future filings, please disclose the process you undertake to "target" compensation. Specifically disclose whether your use benchmarking, and if so, disclose the companies against which you benchmark.

Response:

To the extent we target total compensation for executives, the Company will include in future filings the process by which we target compensation for executives at or below the median. If we use benchmarking, the Company will include in future filings whether or not we use benchmarking and the identity of the companies used by the Compensation Committee as peer group members for purposes of benchmarking our executive compensation, including a description of how the Compensation Committee analyzed and used the benchmarking information in determining our executive compensation.

* * * * *

Fuel Systems acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you are welcome to contact me at (646) 502-7170 or Ron H. Janis of Day Pitney LLP, the Company's outside legal counsel, at (212) 297-5813.

Sincerely,

/s/ Matthew Beale______________

Matthew Beale

President and Chief Financial Officer

cc: Ron H. Janis, Day Pitney LLP